Prudential Investment Portfolios 9
655 Broad Street
Newark, New Jersey 07102

March 7, 2017

via EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Prudential Investment Portfolios 9: Form N-1A Post-Effective Amendment No. 60 to the Registration Statement under the Securities Act of 1933;Amendment No. 61 to the Registration Statement under the Investment Company Act of 1940 Securities Act Registration No. 333-66895 and Investment Company Act No. 811-09101

Dear Kathryn Hinke:

We filed through EDGAR on January 18, 2017 on behalf of Prudential QMA Large-Cap Core Equity Fund (the “Fund” or the “Registrant”), a series of Prudential Investment Portfolios 9, Post-Effective Amendment No. 60 to the Registration Statement under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 61 to the Registration Statement under the Investment Company Act of 1940, as amended (the “1940 Act”) (the “Amendment”).

The Amendment was filed under Rule 485(a)(1) under the 1933 Act in order to add disclosure concerning sales load waivers and discounts available from certain financial intermediaries of the Fund as disclosed in Appendix A “Waivers and Discounts Available From Certain Financial Intermediaries” in the Fund’s statutory prospectus.

This letter is intended to respond to your comments on the Amendment that you conveyed to Claudia DiGiacomo on March 6, 2017. For your convenience, a summary of the comments and the Fund’s responses are keyed accordingly, as set forth below. The responses will be included in Post-Effective Amendment No. 61 to the Registrant’s registration statement to be filed under Rule 485(b) with immediate effectiveness.

You previously granted the Fund’s request for approval to file under Rule 485(b)(1)(vii) for the Funds listed in Exhibit A to the correspondence filed by the Fund on January 18, 2017.

GENERAL COMMENTS

1. Comment

Please note that the Fund and management are responsible for the accuracy of the disclosure not withstanding SEC review.

Response

The SEC announced on October 5, 2016 that it is no longer seeking Tandy Representations. In light of this release, the Fund and management respectfully submit that they are not making the requested representations.

2. Comment

Please confirm that all blanks will be completed in the next Post Effective Amendment.

Response

The Fund confirms that all blanks will be completed in the next Post Effective Amendment.

3. Comment

Please file the comments from the staff on the Amendment in a “Correspondence” on EDGAR prior to the effective date and address the letter to Kathryn Hinke.

Response

The Fund believes that this “Correspondence” satisfies the staff’s comment.

STATUTORY PROSPECTUS

4. Comment

In the section disclosing how to reduce the sale charges applicable to Class A and Class C investors, in the sixth bullet under “Other Types of Investors” please list the financial intermediaries that the waiver applies to since the waiver applies to only a specific group of financial intermediaries.

Response

The Fund submits that the waiver applies to all financial intermediaries, subject to Appendix A that lists any financial intermediary specific waivers. The Fund will revise the disclosure in the next Post-Effective Amendment as follows, the disclosure is marked to reflect revisions:

•         Clients of financial intermediaries, who (i) ~~have entered into an agreement with the principal underwriter to~~ offer Class A shares through a no-load network or platform, (ii) charge clients an ongoing fee for advisory, investment, consulting or similar services, or (iii) offer self-directed brokerage accounts that may or may not charge transaction fees to customers.

PART C

5. Please submit a Power of Attorney that relates to this filing pursuant to Rule 483(b) of the 1933 Act.

Response

(a) The Amendment included a Power of Attorney dated December 2, 2016. The Fund submits that the Power of Attorney satisfies Rule 483(b) of the 1933 Act. The Power of Attorney includes the Amendment and any additional post-effective amendments of the Fund. The Power of Attorney specifically lists Prudential Investment Portfolios 9 and the Fund is a series of Prudential Investment Portfolios 9.

If you have any questions or comments with respect to the foregoing, or if I can be of any further assistance in facilitating the Staff’s review, please contact me at 973-802-5032. Thank you for your assistance in this matter.

Sincerely yours,

/s/Claudia DiGiacomo

Claudia DiGiacomo

Vice President and Corporate Counsel